UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

TOWERSTREAM CORPORATION
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

892000209
(CUSIP Number)

September 16, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐  Rule 13d-1(b)

     ☒  Rule 13d-1(c)

     ☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  892000209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Jonathan Honig

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States
NUMBER OF SHARES	5	SOLE VOTING POWER

		763,112 (1)

BENEFICIALLY OWNED BY	6	SHARED VOTING POWER

EACH REPORTING	7	SOLE DISPOSITIVE POWER

		763,112 (1)
PERSON WITH:	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	763,112 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.99% (based on 7,638,759 shares of common stock outstanding as of September 19, 2016, assuming sale of 2,962,963 shares in public offering commenced on September 16, 2016)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

(1)
Includes (1) 740,741 shares of common stock and (ii) 22,371 shares of common stock issuable upon conversion of 22,371 shares of Series C Convertible Preferred Stock. Does not include 114,252 shares of common stock issuable upon conversion of 114,252 shares of Series C Convertible Preferred Stock due to a blocker that prevents conversion of the Series C Convertible Preferred Stock if such conversion would result in the holder’s beneficial ownership being in excess of 9.99% of the total outstanding shares of common stock.

Item 1(a).            Name of Issuer:

    Towerstream Corporation, a Delaware corporation

Item 1(b).            Address of Issuer's Principal Executive Offices:

    88 Silva Lane, Middletown, RI 02842

Item 2(a).            Name of Person Filing.

    The statement is filed on behalf of Jonathan Honig.

Item 2(b).            Address of Principal Business Office or, if None, Residence.

    4263 NW 61st Lane, Boca Raton, FL 33496

Item 2(c).            Citizenship.

    United States/Florida

Item 2(d).            Title of Class of Securities.

    Common Stock, $0.001 par value

Item 2(e).            CUSIP Number.

   892000209

Item 3.                 Type of Person

    Not applicable

Item 4.                 Ownership.

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 763,112 (1)

(b)	Percent of class: 9.99% (based on 7,638,759 shares of common stock outstanding as of September 19, 2016, assuming sale of 2,962,963 shares in public offering commenced on September 16, 2016))

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 763,112 (1)

(ii)	Shared power to vote or to direct the vote:0

(iii)	Sole power to dispose or to direct the disposition of: 763,112 (1)

(iv)	Shared power to dispose or to direct the disposition of: 0

(1)
Includes (1) 740,741 shares of common stock and (ii) 22,371 shares of common stock issuable upon conversion of 22,371 shares of Series C Convertible Preferred Stock. Does not include 114,252 shares of common stock issuable upon conversion of 114,252 shares of Series C Convertible Preferred Stock due to a blocker that prevents conversion of the Series C Convertible Preferred Stock if such conversion would result in the holder’s beneficial ownership being in excess of 9.99% of the total outstanding shares of common stock.

Item 5.                 Ownership of Five Percent or Less of a Class.

    Not Applicable.

Item 6.                 Ownership of More than Five Percent on Behalf of Another Person.

    Not Applicable

Item 7.                 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

    Not Applicable.

Item 8.                 Identification and Classification of Members of the Group.

    Not Applicable.

Item 9.                 Notice of Dissolution of Group.

    Not applicable.

Item 10.               Certifications.

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 19, 2016	By:	/s/ Jonathan Honig
Jonathan Honig